

Mail Stop 3561

June 14, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Ronald J. Radcliffe
Chief Financial Officer
Empire Resorts, Inc.
701 N. Green Valley Parkway
Suite 200
Henderson, Nevada 89074

Re: Empire Resorts, Inc.
         Form 10-K for the year ended December 31, 2005
         Filed: March 30, 2006
         Commission File Number: 001-12522

Dear Mr. Radcliffe:

We have reviewed your response letter dated June 8, 2006 and have the following comment. We think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Note B – Impairment of Long Lived Assets, page 54

1. Refer to our previous comment 2. Please revise your intended disclosure to present the ending balances displayed in your current table as part of a rollforward, similar in form to that described in Rule 12-09 or Regulation S-X. As previously requested, this table should be accompanied by footnote disclosure indicating the specific use of the amounts funded, the remaining funding commitment to each tribe, and the status and expected completion date of such development at the latest balance sheet date. Your current proposed disclosure does not include these previously requested items. In addition, please also include in your footnote disclosure what future thresholds exist to measure your progress towards project completion, and how you will measure your progress as it relates to impairment assessment of your deferred development charges.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Ronald J. Radcliffe
Empire Resorts, Inc.
June 14, 2006
Page 3

        You may contact Amy Geddes at 202-551-3304 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief